UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(Amendment No. 4)
(RULE 13e-100)
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934
GLG PARTNERS, INC.

(Name of the Issuer)
GLG Partners, Inc.
Man Group plc
Man Principal Strategies Holdings LLC
Escalator Sub 1 Inc.
Noam Gottesman
Emmanuel Roman
Pierre Lagrange
Gottesman GLG Trust
TOMS International Ltd.
Roman GLG Trust
Jackson Holding Services Inc.
Lagrange GLG Trust
Point Pleasant Ventures Ltd.

(Name of Person(s) Filing Statement)
Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)
37929X 107

(CUSIP Number of Class of Securities)

Alejandro San Miguel General Counsel and Corporate Secretary GLG Partners, Inc. 399 Park Avenue, 38th Floor New York, NY 10022 Tel: 212.224.7200 Fax: 212.224.7244	Stephen Ross Jasveer Singh Man Group plc Sugar Quay Lower Thames Street London EC3R 6DU Tel: +44 20 7144 1000 Fax: +44 20 7144 2001

(Name, Address and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)
Copies to:

Allen Miller Marc Alpert Sey-Hyo Lee Chadbourne & Parke LLP 30 Rockefeller Plaza New York, NY 10112 Tel: 212.408.5100 Fax: 212.541.5369	William J. Grant Terrence R. Brady Winston & Strawn LLP 200 Park Avenue New York, NY 10166 Tel: 212.294.6700 Fax: 212.294.4700	Eric S. Shube Allen & Overy LLP 1221 Avenue of the Americas New York, NY 10020 Tel: 212.610.6300 Fax: 212.610.6399	Jane McDonald Danielle D. Do Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 Tel: 212.310.8000 Fax: 212.310.8007
This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:☐
Check the following box if this is a final amendment reporting the results of the transaction:☒
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,440,445,651	$102,704

(1)	Calculated solely for purposes of determining the filing fee, the transaction value was determined based on the sum of (i) the product of 160,887,080 shares of common stock, par value $0.0001 per share (“Common Stock”), of GLG Partners, Inc. that may be exchanged for cash in the transaction, multiplied by the $4.50 per share cash merger consideration, (ii) the product of 149,900,926(3) shares of Common Stock that will be exchanged by the Selling Stockholders (as defined below) for shares of Man Group plc in the transaction, multiplied by the average of the high and low sales prices of Common Stock on The New York Stock Exchange on August 5, 2010 of $4.40 per share, and (iii) the product of awards outstanding under GLG Partners, Inc.’s stock plans which represent a right to receive 12,929,481 shares of Common Stock upon satisfaction of vesting conditions, which shall be assumed by Man Group plc in the transaction and shall be settleable in shares of Man Group plc following the transaction upon satisfaction of such vesting conditions, multiplied by the average of the high and low sales prices of Common Stock on The New York Stock Exchange on August 5, 2010 of $4.40 per share (collectively, the “Total Consideration”).

(2)	In accordance with Exchange Act Rule 0-11(b), the filing fee was determined by multiplying 0.00007130 by the Total Consideration.

(3)	Includes 58,904,993 shares of Common Stock that are issuable upon conversion of 58,904,993 shares of Ordinary Class B Shares, par value $0.0001 per share, of FA Sub 2 Limited that are held by the Selling Stockholders.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $102,704
Form or Registration No.: Schedule 14A — Preliminary Proxy Statement and Amendment No. 1
Filing Party: GLG Partners, Inc.
Date Filed: June 29, 2010 and August 10, 2010

INTRODUCTION
     This Amendment No. 4 (this “Final Amendment”) to the Transaction Statement on Schedule 13E-3 (as amended hereby, the “Transaction Statement”) first filed on June 29, 2010, and as amended by Amendment No. 1 filed on August 10, 2010, Amendment No. 2 filed on August 27, 2010 and Amendment No. 3 filed on September 13, 2010, is being filed with the Securities and Exchange Commission (“SEC”) by (a) GLG Partners, Inc., a Delaware corporation (the “Company”), the issuer of the common stock that is subject to the Rule 13e-3 transaction, and successor by merger to Escalator Sub 1 Inc., formerly a Delaware corporation and a wholly owned subsidiary of Holdco, and, indirectly, a wholly owned subsidiary of Man (“Merger Sub”), (b) Man Group plc, a public limited company incorporated under the laws of England and Wales (“Man”), (c) Man Principal Strategies Holdings LLC, a Delaware limited liability company and a wholly owned subsidiary of Man (“Holdco”), (d) Noam Gottesman, (e) Pierre Lagrange, (f) Emmanuel Roman, (g) the Gottesman GLG Trust, (h) TOMS International Ltd., a British Virgin Islands company, (i) Jackson Holding Services Inc., a British Virgin Islands company, (j) the Lagrange GLG Trust, (k) the Roman GLG Trust, and (l) Point Pleasant Ventures Ltd., a British Virgin Islands company (collectively, the “Filing Persons”). The persons listed in clauses (d)-(g) and (i)-(l) above, along with Sage Summit LP, a United Kingdom partnership, and Lavender Heights Capital LP, a Delaware limited partnership, which are limited partnerships that hold shares of the Company’s common stock for the benefit of key personnel who are participants in the Company’s equity participation plans, and Blue Hill Trust and Green Hill Trust, as permitted transferees of the partnerships are collectively referred to herein as the “Selling Stockholders”.
      This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

Item 15. Additional Information
     (b) Other Material Information. This Item 15(b) is hereby amended and supplemented as follows:
     On October 12, 2010, the stockholders of the Company approved the adoption of the Agreement and Plan of Merger dated as of May 17, 2010, as amended, by and among the Company, Merger Sub and Man (the “Merger Agreement”) at a special meeting of the stockholders of the Company held on that date.
     On October 14, 2010, the Certificate of Merger filed by the Company with the Secretary of State of the State of Delaware, pursuant to which Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Man (the “Merger”), became effective.
     Under the terms of the Merger Agreement, each outstanding share of the Company’s common stock, par value $0.01 per share (the “Common Stock”), other than (i) shares owned by the Company as treasury stock or owned by certain subsidiaries of the Company, (ii) shares owned by Man or Merger Sub (including the shares acquired from the Selling Stockholders in the share exchange), (iii) shares held by dissenting stockholders, (iv) restricted shares issued under the Company’s stock and incentive plans, and (v) awards under the Company’s stock and incentive plans representing a right to receive shares of Common Stock of the Company, was automatically converted into the right to receive $4.50 in cash, without interest, and canceled.
     As a result of the Merger, the Company’s Common Stock ceased to trade on The New York Stock Exchange as of the opening of trading on October 14, 2010, will be delisted from The New York Stock Exchange and will be deregistered under the Securities Exchange Act of 1934, as amended.
Item 16. Exhibits

Exhibit Number	Description
(a)(i)	Letter to Stockholders of the Company (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on September 13, 2010).

(a)(ii)	Notice of Special Meeting of Stockholders of the Company (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on September 13, 2010).

(a)(iii)	Definitive Proxy Statement of the Company (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on September 13, 2010).

(a)(iv)	Form of Proxy Card (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on September 13, 2010).

(c)(i)	Opinion of Moelis & Company LLC, dated May 16, 2010 (incorporated herein by reference to Appendix D to the Schedule 14A filed with the SEC by the Company on September 13, 2010).

(c)(ii)	Opinion of Goldman Sachs International, dated May 17, 2010 (incorporated herein by reference to Appendix E to the Schedule 14A filed with the SEC by the Company on September 13, 2010).

(c)(iii)	May 6, 2010 Preliminary Presentation of Moelis & Company LLC to the Special Committee of the Board of Directors of the Company.*

(c)(iv)	May 16, 2010 Presentation of Moelis & Company LLC to the Special Committee of the Board of Directors of the Company.*

(c)(v)	May 16, 2010 Updated Presentation of Moelis & Company LLC to the Special Committee of the Board of Directors of the Company.*

(c)(vi)	May 16, 2010 Supplemental Presentation of Moelis & Company LLC to the Special Committee of the Board of Directors of the Company.*

(c)(vii)	April 29, 2010 Preliminary Materials of Goldman Sachs International for a Presentation to the Board of Directors of the Company.*

(c)(viii)	May 16, 2010 Presentation of Goldman Sachs International to the Board of Directors of the Company.*

(c)(ix)	March 9, 2010 Preliminary Presentation of Perella Weinberg Partners to the Board of Directors of Man.*

(c)(x)	May 3, 2010 Presentation of Perella Weinberg Partners to the Board of Directors of Man.*

(c)(xi)	May 13, 2010 Presentation of Perella Weinberg Partners to the Board of Directors of Man.*

(c)(xii)	October 1, 2009 Discussion Materials for a Presentation of Goldman Sachs International to the Management of the Company.**

(c)(xiii)	February 23, 2010 Discussion Materials for a Presentation of Goldman Sachs International to the Management of the Company.**

(c)(xiv)	March 6, 2010 Background Materials for a Discussion Between Goldman Sachs International and the Management of the Company.**

(c)(xv)	April 30, 2010 Background Materials for a Discussion Between Goldman Sachs International and the Management of the Company.**

(d)(i)(A)	Agreement and Plan of Merger, dated as of May 17, 2010 among the Company, Man and Merger Sub (incorporated herein by reference to Appendix A to the Schedule 14A filed with the SEC by the Company on September 13, 2010).

(d)(i)(B)	Amendment No. 1 to Agreement and Plan of Merger, dated as of August 19, 2010, among the Company, Man and Merger Sub (incorporated herein by reference to the Schedule 14A filed with the SEC by the Company on September 13, 2010).

Exhibit Number	Description
(d)(ii)	Share Exchange Agreement dated May 17, 2010 by and among Man and the stockholders of the Company party thereto (incorporated herein by reference to Appendix B to the Schedule 14A filed with the SEC by the Company on September 13, 2010).

(d)(iii)	Voting and Support Agreement dated May 17, 2010 by and among Man, Merger Sub and the stockholders of the Company party thereto (incorporated herein by reference to Appendix C to the Schedule 14A filed with the SEC by the Company on September 13, 2010).

(d)(iv)	Employment and Service Agreements between certain Man Group plc entities and each of Noam Gottesman, Emmanuel Roman and Pierre Lagrange (incorporated herein by reference to Appendix G to the Schedule 14A filed with the SEC by the Company on September 13, 2010).

(d)(v)	Restrictive Covenant Agreements dated as of May 17, 2010 between Man and each of Noam Gottesman, Emmanuel Roman and Pierre Lagrange (incorporated herein by reference to Appendix H to the Schedule 14A filed with the SEC by the Company on September 13, 2010).

(d)(vi)	Joinder Agreement dated as of June 21, 2010 by and among the Company, Man, Merger Sub, Ogier Fiduciary Services (Cayman) Limited, acting solely in its capacity as trustee of Blue Hill Trust, Ogier Fiduciary Services (Cayman) Limited, acting solely in its capacity as trustee of Green Hill Trust, Sage Summit LP and Lavender Heights Capital LP (incorporated herein by reference to Appendix I to the Schedule 14A filed with the SEC by the Company on September 13, 2010).

(d)(vii)	Voting Agreement dated June 22, 2007 among the Principals, the Trustees, Lavender Heights Capital LP, Sage Summit LP and the Company (incorporated herein by reference to Annex F to the Company’s Proxy Statement dated October 12, 2007 (File No. 001-33217)).

(d)(viii)	Joinder to the Voting Agreement, dated as of March 19, 2008, among the Principals, the Trustees, Lavender Heights Capital LP, Sage Summit LP, Point Pleasant Ventures Ltd. and the Company for the joinder of Point Pleasant Ventures Ltd. to the Voting Agreement (incorporated herein by reference to Exhibit 99.4 to Amendment No. 1 to the Statement of Beneficial Ownership on Schedule 13D of Pierre Lagrange on March 24, 2008).

(d)(ix)	Joinder to the Voting Agreement, dated as of March 19, 2008, among the Principals, the Trustees, Lavender Heights Capital LP, Sage Summit LP, Jackson Holding Services Inc. and the Company for the joinder of Jackson Holdings Services Inc. to the Voting Agreement (incorporated herein by reference to Exhibit 99.4 to Amendment No. 1 to the Statement of Beneficial Ownership on Schedule 13D of Emmanuel Roman on March 24, 2008).

(d)(x)	Amendment No. 1 and Joinder, dated as of February 12, 2010, among the Company, Sage Summit LP, Lavender Heights Capital LP, the Principals, the Trustees, Point Pleasant Ventures Ltd., Jackson Holding Services Inc., and Martin E. Franklin (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 19, 2010).

(d)(xi)	Notice of Withdrawal from the Voting Agreement dated as of May 16, 2010 from Martin E. Franklin to the other Stockholder Parties thereto (incorporated herein by reference to Exhibit 99.1 to Amendment No. 4 to the Statement of Beneficial Ownership on Schedule 13D of Martin E. Franklin on May 20, 2010).

(d)(xii)	Agreement Among Principals and Trustees dated June 22, 2007 among the Principals and the Trustees (incorporated herein by reference to Annex G to the Company’s Proxy Statement dated October 12, 2007 (File No. 001-33217)).

(d)(xiii)	GLG Shareholders Agreement dated as of June 22, 2007 among the Company and the Persons set forth on the signature page thereto (incorporated herein by reference to Annex D to the Company’s Proxy Statement dated October 12, 2007 (File No. 001-33217)).

(d)(xiv)	Founders’ Agreement dated June 22, 2007 among Noam Gottesman, as Sellers’s Representative, the Principals, the Trustees, Berggruen Freedom Holdings Ltd. and Marlin Equities II, LLC (incorporated herein by reference to Annex E to the Company’s Proxy Statement dated October 12, 2007 (File No. 001-33217)).

(d)(xv)	Amended and Restated Warrant Agreement dated as of December 21, 2006 between Continental Stock Transfer & Trust Company and the Company (incorporated herein by reference to Exhibit 4.8 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006).

(d)(xvi)	Amendment No. 1 to Amended and Restated Warrant Agreement, dated as of December 19, 2007, between Continental Stock Transfer & Trust Company and the Company (incorporated herein by reference to Exhibit 4.7 to the Company’s Registration Statement on Form S-1 (Registration No. 333-147865)).

(d)(xvii)	Indenture, dated as of May 15, 2009, between the Company and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-33217)).

Exhibit Number	Description
(d)(xviii)	Form of 5.00% Dollar-Denominated Convertible Subordinated Notes due May 15, 2014 (included in Exhibit (d)(xvii)) (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on May 18, 2009).

(d)(xix)	Support Agreement dated November 2, 2007 between the Company and FA Sub 2 Limited (incorporated herein by reference to Annex B to the Company’s Proxy Statement dated October 12, 2007 (File No. 001-33217)).

(f)(i)	Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Appendix F to the Schedule 14A filed with the SEC by the Company on September 13 , 2010).

*	Previously filed on June 29, 2010.

**	Previously filed on August 10, 2010.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 14, 2010

GLG PARTNERS, INC.
By:	/s/ Noam Gottesman
	Name:	Noam Gottesman
	Title:	Chairman of the Board and Co-Chief Executive Officer

Dated: October 14, 2010 MAN GROUP PLC
By:	/s/ Kevin Hayes
	Name:	Kevin Hayes
	Title:	Finance Director

Dated: October 14, 2010

MAN PRINCIPAL STRATEGIES HOLDINGS LLC
By:	/s/ Orly Lax
	Name:	Orly Lax
	Title:	Vice President

Dated: October 14, 2010 GLG PARTNERS, INC. (AS SUCCESSOR TO ESCALATOR SUB 1 INC.)
By:	/s/ Noam Gottesman
	Name:	Noam Gottesman
	Title:	Chairman of the Board and Co-Chief Executive Officer

Dated: October 14, 2010 NOAM GOTTESMAN
/s/ Noam Gottesman

Dated: October 14, 2010 EMMANUEL ROMAN
/s/ Emmanuel Roman

Dated: October 14, 2010 PIERRE LAGRANGE
/s/ Pierre Lagrange

Dated: October 14, 2010
/s/ Leslie J. Schreyer
Leslie J. Schreyer, in his capacity as trustee of the Gottesman GLG Trust

Dated: October 14, 2010 TOMS INTERNATIONAL LTD.
By:	/s/ Jeffrey A. Robins
	Name:	Jeffrey A. Robins
	Title:	Vice President and Assistant Secretary

Dated: October 14, 2010
/s/ Jeffrey A. Robins
Jeffrey A. Robins, in his capacity as trustee of the
Roman GLG Trust

Dated: October 14, 2010 JACKSON HOLDING SERVICES INC.
By:	/s/ Jeffrey A. Robins
	Name:	Jeffrey A. Robins
	Title:	Director

Dated: October 14, 2010 G&S TRUSTEES LIMITED, in its capacity as trustee of the LAGRANGE GLG TRUST
By:	/s/ Nigel Bentley
	Name:	Nigel Bentley
	Title:	Director

Dated: October 14, 2010 POINT PLEASANT VENTURES LTD.
By:	/s/ Nigel Bentley
	Name:	Nigel Bentley
	Title:	Director